Law Offices of
Anderson Call & Wilkinson
A Professional Corporation

1200 Eagle Gate Tower
60 East South Temple
Salt Lake City, Utah 84111
Telephone: (801) 533-9645
Fax: (801) 220-0625
July 29, 2008

Mark Shannon
Staff Accountant
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549	VIA EDGAR

Re:	MVP Network, Inc. (the “Company”)
Form 10-KSB for the year ended
December 31, 2007 File No. 0-05833

Dear Mr. Shannon:

Together with this letter, I am filing on EDGAR as correspondence a representation letter from the Company.

In response to your comment concerning whether the Company performed its assessment of internal control over financial reporting, please note that such an assessment was conducted.  A new subsection titled Management’s Annual Report on Internal Control Over Financial Reporting has been added to Item 8A Controls and Procedures on pages 26 and 27 that discusses the assessment.

In response to your comment that the Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B be revised to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B, the certifications have been so revised, and have been filed as Exhibits 31.1 and 31.2 to the Form 10-KSB/A.

If you have any questions concerning this letter, the amendment filed on Form 10-KSB or the revised certifications filed as Exhibits 31.1 and 31.2, please let me know.

Sincerely,

/s/ Robert N. Wilkinson
Robert N. Wilkinson

RNW/mh
Enclosure
cc:           Paul A. Schneider, via email
Timothy R. Smith, via email
LTRS/6934